Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated August 13, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: August 14, 2012

Exhibit 99.1

WuXi PharmaTech Announces Second-Quarter 2012 Results

SHANGHAI, China, August 13, 2012 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the second quarter of 2012.

Highlights

•	Net Revenues Increased 28.9% Year Over Year to $130.4 Million

•	Laboratory Services Net Revenues Grew 24.7% Year Over Year to $93.6 Million

•	China-Based Laboratory Services Net Revenues Increased 27.2% Year Over Year to $70.3 Million

•	U.S.-Based Laboratory Services Net Revenues Increased 17.7% Year Over Year to $23.3 Million

•	Manufacturing Services Net Revenues Grew 41.2% Year Over Year to $36.8 Million

•	Net Revenues from China Operations Exceeded $100 Million for the First Time on a Quarterly Basis

•	Share Repurchases Totaled $10.2 Million

•	GAAP Diluted Earnings Per ADS Grew 13.4% Year Over Year to $0.28

•	Non-GAAP Diluted Earnings Per ADS Increased 12.3% Year Over Year to $0.33

•	Company Increases Full-Year 2012 Revenue Guidance to $488-$498 Million

Management Comment

“WuXi’s strong operational performance continued in the second quarter,” said Dr. Ge Li, Chairman and Chief Executive Officer. “Year-over-year revenue growth accelerated to 28.9%, driven by solid demand for our broad, integrated platform of services. This revenue growth was broad-based, with each of our businesses achieving double-digit growth. I’m especially proud that this was the first quarter in which our China-based operations generated more than $100 million in net revenues. I’m also pleased that WuXi’s GAAP diluted earnings per ADS increased 13.4% year over year. With these results, we met or exceeded all of our guidance for revenues and margins for the second quarter. While we produced these strong results, we continued to invest in new facilities and talented employees to drive future growth. We also returned capital to shareholders by repurchasing $10.2 million of our ADSs in the second quarter. We expect the remainder of 2012 to be successful, and we are pleased to raise our full-year net revenue guidance to the range of $488 to $498 million.

“WuXi continues to build a comprehensive and integrated technology platform and service offerings that will enable anyone and any company to discover and develop new products efficiently and cost-effectively,” Dr. Li concluded. “By building high-quality operations to better serve our customers, WuXi has become the leader in the Chinese pharmaceutical R&D services industry. We are well-positioned to take advantage of the trend of increasing pharmaceutical research and development outsourcing.”

Second-Quarter GAAP Results

Second-quarter 2012 net revenues increased 28.9% year over year to $130.4 million due to strong growth in both Manufacturing Services and Laboratory Services. Manufacturing Services revenue growth was driven by robust demand for clinical-trial materials from our research manufacturing business and for advanced intermediates in our commercial manufacturing business. Revenue growth in Laboratory Services was driven by our comprehensive and integrated discovery and development services, with particularly strong growth in analytical development services, DMPK/ADME, biology, formulation, toxicology, and bioanalytical services in China and increased demand for testing services in the United States for both biologics and medical devices.

Second-quarter 2012 GAAP gross profit increased 20.4% year over year to $46.5 million mainly due to 28.9% revenue growth. Second-quarter 2012 GAAP gross margin decreased year over year to 35.7% from 38.2%. Gross margin in Laboratory Services decreased year over year to 36.7% from 40.6% mainly due to the effects of appreciation of the RMB against the U.S. dollar and increasing labor costs in China, partially offset by improved productivity. Gross margin in Manufacturing Services improved year over year to 33.1% from 31.2% due to improved capacity utilization and project mix.

Second-quarter 2012 GAAP operating income grew 10.5% year over year to $23.8 million due to the 20.4% increase in gross profit, offset by increased operating expenses related to the hiring of new senior staff and sales and marketing personnel and R&D investment in developing capabilities in biology, biologics, genomics, and other areas. Operating margin decreased to 18.2% from 21.3% due to the lower gross margin and the increased operating expenses.

Second-quarter 2012 GAAP net income increased 9.9% year over year to $20.5 million due to the 10.5% increase in operating income, higher interest income on short-term investments that carried higher interest rates, and lower income tax expense due to income mix and a tax benefit from the deductibility of 150% of last year’s R&D expenses, offset by a loss on foreign-exchange forward contracts of $0.9 million.

Second-quarter 2012 GAAP diluted earnings per ADS increased 13.4% to $0.28, mainly due to the 9.9% increase in net income and a lower ADS count caused by the repurchase of 722,431 ADSs, at an average price of $14.14 per ADS.

Second-quarter 2012 GAAP comprehensive income decreased 21.2% year over year to $18.4 million due to the decrease in currency translation adjustments, partially offset by the 9.9% increase in GAAP net income.

Second-Quarter Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

Second-quarter 2012 non-GAAP gross profit increased 20.1% year over year to $48.0 million mainly due to broad-based revenue growth. Non-GAAP gross margin decreased to 36.8% from 39.5%. Non-GAAP gross margin in Laboratory Services decreased year over year to 38.2% from 41.3% due to the appreciation of the RMB against the U.S. dollar and increased labor costs, partially offset by improved productivity. Non-GAAP gross margin in Manufacturing Services slightly improved year over year to 33.5% from 33.0% due to strong revenue growth, increased capacity utilization, and project mix.

Second-quarter 2012 non-GAAP operating income increased 9.7% year over year to $27.4 million, primarily due to the 20.1% increase in non-GAAP gross profit, partially offset by the increase in non-GAAP operating expenses driven by the hiring of new senior staff and sales and marketing personnel and R&D investment in developing capabilities in biology, biologics, genomics, and other areas. Operating margin decreased to 21.0% from 24.7% due to the lower gross margin and increased operating expenses.

Second-quarter 2012 non-GAAP net income grew 8.8% year over year to $23.9 million due to the 9.7% increase in non-GAAP operating income, higher interest income on short-term investments that carried higher interest rates, and lower income tax expense due to income mix and a tax benefit from deductibility of 150% of last year’s R&D expenses, offset by a loss on foreign-exchange forward contracts of $0.9 million.

Second-quarter 2012 non-GAAP diluted earnings per ADS grew 12.3% year over year to $0.33, mainly due to the 8.8% increase in non-GAAP net income and a lower ADS count caused by the repurchase of 722,431 ADSs, at an average price of $14.14.

Full-Year 2012 Financial Guidance

The company provides the following full-year 2012 financial guidance:

•	Total net revenues of $488-498 million, or 20-22% year-over-year growth, compared to $468-$488 million, or 15-20% growth, previously

•

Growth in net revenues of China-based Laboratory Services of 23-26% year over year, compared to 18-24% previously, on a pro-forma basis reflecting the classification of Process Chemistry in Manufacturing Services for both years

•	Growth in net revenues of U.S.-based Laboratory Services of 12-13% year over year, compared to 6-9% previously

•

Growth in net revenues of Manufacturing Services of 18-21% year over year, compared to 13-18% previously, on a pro-forma basis reflecting the classification of Process Chemistry in Manufacturing Services for both years

•	Operating income margin of 17.0-18.0% on a GAAP basis, 20.0-21.0% on a non-GAAP basis, compared to 17.5-19.0% on a GAAP basis, 20.0-21.5% on a non-GAAP basis previously

•	Capital expenditures of about $70 million, the same as previous guidance

•	GAAP effective tax rate of about 17.5%, the same as previous guidance

Third-Quarter 2012 Financial Guidance

The company provides the following third-quarter 2012 financial guidance:

•	Total net revenues of $121-$124 million, up 16-19% year over year

•	Laboratory Services net revenues (not including Process Chemistry) of $97-$98 million

•	Manufacturing Services net revenues (including Process Chemistry) of $24-$26 million

•	Operating margin of 16.5-17.0% GAAP, 20.0-20.5% non-GAAP

•	Effective tax rate of about 19.5-20.0%

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	June 30, 2012	December 31, 2011
Assets:
Current assets:
Cash and cash equivalents	55,211	71,368
Restricted cash	7,391	2,458
Short-term investment	127,933	128,054
Accounts receivable, net	84,053	72,736
Inventories	42,917	45,351
Prepaid expenses and other current assets	14,114	15,133

Total current assets	331,619	335,100

Non-current assets:
Goodwill	34,696	34,701
Property, plant and equipment, net	264,000	245,694
Long-term investment	5,972	4,335
Intangible assets, net	9,712	10,568
Land use rights	5,400	5,488
Deferred tax assets	6,429	8,499
Other non-current assets	19,383	19,469

Total non-current assets	345,592	328,754

Total assets	677,211	663,854

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	44,248	28,661
Accounts payable	23,925	22,803
Accrued expenses	18,700	20,913
Deferred revenue	13,328	15,881
Advanced subsidies	7,733	6,417
Other taxes payable	3,308	2,196
Convertible notes	—	35,864
Other current liabilities	13,374	10,018

Total current liabilities	124,616	142,753

Non-current liabilities:
Long-term debt, excluding current portion	1,543	1,646
Advanced subsidies	1,446	3,215
Long-term payable	2,099	3,944
Other non-current liabilities	6,379	6,570

Total non-current liabilities	11,467	15,375

Total liabilities	136,083	158,128

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 570,489,352 and 569,937,290 issued and outstanding as of December 31, 2011, and June 30, 2012, respectively)	11,399	11,410
Additional paid-in capital	342,505	345,832
Retained earnings	143,501	103,159
Accumulated other comprehensive income	43,723	45,325

Total equity	541,128	505,726

Total liabilities and equity	677,211	663,854

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2012	2011	% Change	2012	2011	% Change
Net revenues:
Laboratory Services	93,544	75,026	24.7%	180,194	145,334	24.0%
Manufacturing Services	36,837	26,087	41.2%	68,215	49,334	38.3%

Total net revenues	130,381	101,113	28.9%	248,409	194,668	27.6%

Cost of revenues:
Laboratory Services	(59,255)	(44,546)	33.0%	(113,742)	(87,258)	30.4%
Manufacturing Services	(24,631)	(17,938)	37.3%	(46,281)	(34,086)	35.8%

Total cost of revenues	(83,886)	(62,484)	34.3%	(160,023)	(121,344)	31.9%

Gross profit:
Laboratory Services	34,289	30,480	12.5%	66,452	58,076	14.4%
Manufacturing Services	12,206	8,149	49.8%	21,934	15,248	43.8%

Total gross profit	46,495	38,629	20.4%	88,386	73,324	20.5%

Operating expenses:
Selling and marketing expenses	(3,729)	(2,547)	46.4%	(7,007)	(4,505)	55.5%
General and administrative expenses	(16,911)	(13,608)	24.3%	(33,073)	(25,782)	28.3%
Research and development expenses	(2,080)	(961)	116.4%	(3,893)	(1,684)	131.2%
Total operating expenses	(22,720)	(17,116)	32.7%	(43,973)	(31,971)	37.5%

Operating income	23,775	21,513	10.5%	44,413	41,353	7.4%

Other income (expenses), net:
Other income (expenses), net	(580)	149	(489.3%)	2,160	1,776	21.6%
Interest income (expenses), net	1,425	975	46.2%	3,124	1,806	73.0%

Total other income (expenses), net	845	1,124	(24.8%)	5,284	3,582	47.5%

Income before income taxes	24,620	22,637	8.8%	49,697	44,935	10.6%
Income tax expense	(4,128)	(3,986)	3.6%	(8,216)	(8,060)	1.9%

Net income	20,492	18,651	9.9%	41,481	36,875	12.5%

Basic net earnings per ADS	0.29	0.26	8.6%	0.58	0.52	10.5%
Diluted net earnings per ADS	0.28	0.25	13.4%	0.56	0.49	14.9%

Weighted average ADS outstanding—basic	71,660,086	70,859,356	1.1%	71,816,806	70,516,975	1.8%
Weighted average ADS outstanding—diluted	72,984,759	75,329,493	(3.1%)	73,761,502	75,373,691	(2.1%)

Other comprehensive income:
Currency translation adjustments	(2,056)	4,739	(143.4%)	(1,602)	8,195	(119.5%)
Comprehensive income	18,436	23,390	(21.2%)	39,879	45,070	(11.5%)

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2012	2011	% Change	2012	2011	% Change
GAAP gross profit	46,495	38,629	20.4%	88,386	73,324	20.5%
GAAP gross margin	35.7%	38.2%		35.6%	37.7%
Adjustments:
Share-based compensation	1,023	1,005	1.8%	2,089	1,980	5.5%
Amortization of acquired intangible assets	525	355	47.9%	1,050	710	47.9%

Non-GAAP gross profit	48,043	39,989	20.1%	91,525	76,014	20.4%
Non-GAAP gross margin	36.8%	39.5%		36.8%	39.0%

GAAP operating income	23,775	21,513	10.5%	44,413	41,353	7.4%
GAAP operating margin	18.2%	21.3%		17.9%	21.2%
Adjustments:
Share-based compensation	3,090	3,109	(0.6%)	6,245	6,046	3.3%
Amortization of acquired intangible assets	525	355	47.9%	1,050	710	47.9%

Non-GAAP operating income	27,390	24,977	9.7%	51,708	48,109	7.5%
Non-GAAP operating margin	21.0%	24.7%		20.8%	24.7%

GAAP net income	20,492	18,651	9.9%	41,481	36,875	12.5%
GAAP net margin	15.7%	18.4%		16.7%	18.9%
Adjustments:
Share-based compensation	3,090	3,109	(0.6%)	6,245	6,046	3.3%
Amortization of acquired intangible assets	525	355	47.9%	1,050	710	47.9%
Deferred tax impact related to acquired intangible assets	(195)	(137)	42.3%	(390)	(275)	41.8%

Non-GAAP net income	23,912	21,978	8.8%	48,386	43,356	11.6%
Non-GAAP net margin	18.3%	21.7%		19.5%	22.3%

Income attributable to holders of ADS (Non-GAAP):
Basic	23,912	21,978	8.8%	48,386	43,356	11.6%
Diluted	23,912	21,978	8.8%	48,386	43,356	11.6%

Basic earnings per ADS (Non-GAAP)	0.33	0.31	7.6%	0.67	0.61	9.6%
Diluted earnings per ADS (Non-GAAP)	0.33	0.29	12.3%	0.66	0.58	14.0%

Weighted average ADS outstanding – basic (Non-GAAP)	71,660,086	70,859,356	1.1%	71,816,806	70,516,975	1.8%

Weighted average ADS outstanding – diluted (Non-GAAP)	72,984,759	75,329,493	(3.1%)	73,761,502	75,373,691	(2.1%)

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended June 30,			Six Months Ended June 30,
	2012	2011	% Change	2012	2011	% Change
Net revenues:
China-based Laboratory Services	70,294	55,268	27.2%	134,746	106,499	26.5%
China-based Manufacturing Services	36,837	26,087	41.2%	68,215	49,334	38.3%

Subtotal	107,131	81,355	31.7%	202,961	155,833	30.2%
U.S.-based Laboratory Services	23,250	19,758	17.7%	45,448	38,835	17.0%

Total net revenues	130,381	101,113	28.9%	248,409	194,668	27.6%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 8:00 pm (Beijing/Shanghai/Hong Kong) on Tuesday, August 14, 2012, to discuss its second-quarter 2012 financial results and future prospects. The conference call may be accessed by calling:

United States:	1-866-519-4004
China (Landline):	800-819-0121
China (Mobile):	400-620-8038
Hong Kong:	800-930-346
United Kingdom:	0-808-234-6646
International:	+65-6723-9381
Conference ID:	10406942

A telephone replay will be available two hours after the call’s completion at:

United States:	1-866-214-5335
China (Landline):	10-800-714-0386
China (Mobile):	10-800-140-0386
Hong Kong:	800-901-596
United Kingdom:	0-800-731-7846
International:	+61-2-8235-5000
Conference ID:	10406942

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided the second-quarter 2011 and 2012 gross profit, gross margin, operating income, operating margin, net income, net margin, and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and amortization and deferred tax impact of acquired intangible assets. We believe both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures to non-GAAP measures for the indicated periods attached hereto.

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, our financial guidance for full-year and third-quarter 2012 (including, as applicable, estimated total revenues, Laboratory Services revenues, Manufacturing Services revenues, operating margins and other trends), pharmaceutical research and development outsourcing trends, our ability to take advantage of increasing pharmaceutical research and development outsourcing, increased customer demand for our services, investment in various new businesses, investment in expanding our existing business, building a comprehensive and integrated technology platform, the ability of this platform to enable anyone and any company to discover and develop new products efficiently and cost-effectively, and our share repurchase program.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, the state of the global economy may continue to be uncertain; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced and offshored R&D and manufacturing for longer than expected or more severely than expected; we may not enjoy the anticipated benefits of the Abgent and MedKey acquisitions or other planned investments and capital expenditures (including investments made through our corporate venture fund) on a timely basis or at all; we may need to modify the nature and level of our investments and capital expenditures; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs; we may face increased margin pressure as a result of renminbi appreciation and increased labor inflation in China and the company’s investment; and we may not repurchase our ADSs as anticipated for market or other reasons. In addition, other factors that could cause our actual results to differ from what we currently anticipate include failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; the risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; our dependence upon the continued service of our senior management and key scientific personnel, and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated financial statements and related notes thereto included in our 2011 Annual Report on Form 20-F filed with the Securities and Exchange Commission and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2011 Annual Report on Form 20-F. Our results of operations for second-quarter 2012 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

Incorporation by Reference

WuXi PharmaTech hereby expressly incorporates by reference into its registration statement on Form F-3 (File No. 333-161757) the discussions contained in “GAAP Results,” the unaudited consolidated balance sheets, the unaudited condensed consolidated statements of operations, and the revenue breakdown by geography, from this press release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Aaron Shi (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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